Mail Stop 4561

November 2, 2007

Mr. J. Chris Brewster
Chief Financial Officer
Cardtronics, Inc.
3110 Hayes Road, Suite 300
Houston, TX 77082

> **Re: Cardtronics, Inc.**
> **Registration Statement on Form S-1/Amendment 1**
> **Filed October 12, 2007**
> **File No. 333-145929**

Dear Mr. Brewster:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We acknowledge your response to comment 1 of our letter dated October 5, 2007. We reiterate our request for the specific agreement between you and TA Funds entered into on June 1, 2007. Also, please indicate where in the amended certificate of incorporation the conversion mechanics referenced in your response are located. As the amended certificate of incorporation was not effective until July 19, 2007, please indicate where in the June 1, 2007, agreement TA Funds agreed to be bound by conversion mechanics contained in future documents. We may have further comments upon receipt of the agreement and your response.

2. We acknowledge the provision of graphics made in response to comment 2 of our letter dated October 5, 2007. In the graphics provided, you note advanced functionality as an aspect of your company. It appears that the only machines that you currently own that possess advanced functionality are the Vcom units. As you state later, you are not certain whether you will be able to assimilate these machines and may have to convert these machines to ones that do not possess this ability. Therefore, please revise the graphics to explain.

3. We note your response to comment 5 of our letter dated October 5, 2007 and reissue the comment. See instruction to Form S-1, Part I, Item 11(g) noting information to be furnished under Regulation S-K.

Prospectus Summary, page 1

4. We note your responses to comment 7 of our letter dated October 5, 2007. Please tell us the nature of the relationship between Cardtronics and any source of information upon which you are relying if applicable. If there is no relationship between you and any source, please so state.

Our Market Opportunity, page 4

Advanced-Functionality Opportunities, page 5

5. In your response to comment 16 of our letter dated October 5, 2007, you state: "Additionally, we have revised the Registration Statement to clarify that we do not have any current plans to actively pursue other advanced-functionality opportunities if we ultimately decide to terminate the Vcom Services." However, in this section, you state: "Irrespective of the ultimate utilization of our Vcom units, we may pursue other advanced-functionality opportunities." Further, under "Our Strategy – Develop and Provide Advanced-Functionality Services" on page 6, you state: "Irrespective of our ultimate decision on the continued operation of our Vcom units as describes above, we believe the advanced functionality offered by our Vcom units and other machines we or others may develop, provides additional growth opportunities as retailers and financial institutions seek to provide additional financial services to their customers." Please clarify, if true, that you do not have current plans to actively pursue such opportunities. Additionally, in this section, please note the termination costs that you would incur if you terminate the Vcom services.

Pursue International Growth Opportunities, page 6

6. In this section, you state: "We are targeting high growth emerging markets where cash is the predominant form of payment and where off-premise ATM penetration is relatively low." Please revise to disclose which markets you are targeting.

The Offering, page 8

7. We note your response to comment 19 of our letter dated October 5, 2007. Please tell us why management has determined that it is appropriate to retroactively restate per share amounts subsequent to the closing of the offering given that the split will take place prior to closing. Please cite any authoritative literature management relied upon to support their conclusion.

Risk Factors, page 15

8. We note your response to comment 21 of our letter dated October 5, 2007. We also note the revised risk factor added on page 31, "If the price of our common stock fluctuates significantly you could lose all or part of your investment and we may be exposed to security litigation." We reiterate our request to eliminate such risks that are general in application such as this risk. Market price volatility and risks associated with securities litigation present a risk for any company. Alternatively, please revise this risk factor to demonstrate risks specific to you.

We derive a substantial portion of our revenue from ATMs placed with a small number of merchants. If one or more of our top merchants were to cease doing business with us, or to substantially reduce its dealings with us, our revenues could decline. page 16

9. We note your response to comment 23 of our letter dated October 5, 2007. We reiterate our request that you please provide the names of the other four merchants referenced in this risk factor. While one of these merchants does not provide more than 10% of your revenue, your top 5 merchants provide about 50 % of your total revenue.

Business, page 95

Company Overview, page 95

10. We note that in your response to comment 46, you state: "We are unaware of any requirement to list the individual websites from which the information was obtained within the Registration Statement as we intend to only convey the information contained in the Registration Statement." Please tell us whether the

> information that you are relying on is copyrighted, and if so, please state that you have obtained permission from the owner of the copyright to utilize this information. Also, when information obtained from third party sources is relied upon or quoted in your registration statement, it should be cited to give credit to the source of that information. Additionally, we reiterate our request to please disclose the information management relied upon in forming management's estimates and please revise to indicate which figures are derived from management's estimates and which are based on other sources.

Grants of Plan-based Awards in Fiscal 2006, page 124

11. We note your response to comment 62 of our letter dated October 5, 2007. While we do not require you to list the firm(s) in your experts section, we do believe that the firm(s) should be identified and a consent should be filed for such expert(s) pursuant to Rule 436 of Regulation C.

Potential Payments upon Termination or Change in Control, page 128

12. In response to comment 63 of our letter dated October 5, 2007, you revised the registration statement to state: "Notwithstanding the foregoing, in no event shall an initial public offering constitute a Change of Control. We do not anticipate that this offering and the sale of stock by selling stockholders will trigger a Change of Control." Please revise this to clarify that this offering and the sale of stock by selling stockholders will not trigger a Change of Control. If it is possible for this offering and the sale of stock by the selling stockholders to trigger a change of control, please clearly state this. As currently presented, it is still not clear whether this offering and sale will or will not trigger a change of control.

Certain Relationships and Related Party Transactions, page 134

Preferred Stock Private Placement, page 134

13. Please revise the heading of this section as you are not discussing all preferred stock private placements in this section, but instead are focusing on the Preferred Stock Private Placement with TA Funds and the conversion agreement with TA Funds.

Underwriting, page 149

14. In response to comment 66 of our letter dated October 5, 2007, you state: "We have revised the Registration Statement to disclose our current expectation that the shares that are part of the directed shares program will not be subject to a lock-up agreement. Reference is made to page 151 of Amendment No. 1." In reviewing

the information provided in the amended Registration Statement, it is not clear where this revision was made. Please clearly indicate where this revision was made.

Cardtronics, Inc.

Condensed Consolidated Statements of Operations (Unaudited), page F-4

15. We note your response to comments 69 and 74 of our letter dated October 5, 2007, and reissue the comments in part. Please make conforming changes throughout your entire registration statement to comply with SAB 11B. It appears that you have not made the appropriate disclosures within your quarterly financial statements, pro forma financial statements, and the key operating metrics and discussion of significant fluctuations within your MD&A. Please ensure that whenever gross profit, cost of revenues, or any metric which uses gross profit or cost of revenues is disclosed that the appropriate SAB 11B disclosures have been made. In addition, please revise your parenthetical notations to quantify the amount of depreciation and amortization excluded from the cost of revenues and the gross profit disclosures.

Consolidated Statements of Cash Flows, page F-37

16. We have reviewed your response to comment number 70 of our letter dated October 5, 2007. Please tell us why it is appropriate to classify the cash outflow within investing activities and return of the same cash in cash flows from financing activities. It would appear that these transactions would be classified within the same category.

Notes to Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

(h) Inventory, page F-40

17. We note your response to comment 71 of our letter dated October 5, 2007. Please address the apparent inconsistencies in your response regarding the carrying value of ATMs that are transferred into and out of Inventory for both company-owned and merchant-owned ATMs. Please tell us whether "older machines" referred to in your response are the same machines that are later characterized as "used ATMs" and whether there is a difference on the transfer amount of these two categories. Additionally, it appears that you place ATMs into inventory at a different amount (net book value) then you would remove them from inventory into property and

equipment (average cost). In your response, please quantify the difference, if any, between these amounts for the years presented.

ATM Company

Consolidated Statements of Operations, page F-109

18. We note your response to comment 75 of our letter dated October 5, 2007. Please revise your consolidated statements of operations to remove the equity in (earnings)/losses of unconsolidated subsidiaries from your total operating expenses to comply with Rule 5-03 of Regulation S-X.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at 202-551-3573 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or the undersigned at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

Cc. David P. Oelman, Esquire